Exhibit 99.1

LJ INTERNATIONAL INC. ANNOUNCES COMPLETION OF GOING-PRIVATE TRANSACTION

HONG KONG, July 30, 2013 – LJ International Inc. (“LJI” or the “Company”; NASDAQ: JADE), a company incorporated in the British Virgin Islands and a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced the completion of the merger contemplated by the previously announced agreement and plan of merger dated March 22, 2013, among Flora Bloom Holdings, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Flora Fragrance Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands and wholly owned by Parent (“Merger Sub”), and the Company (the “Merger Agreement”). As a result of the merger, the Company became a wholly-owned subsidiary of Parent (the “Merger”).

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting on July 9, 2013, each ordinary share of the Company issued and outstanding has been cancelled in exchange for the right to receive US$2.00 in cash without interest (the “Merger Consideration”), except for the ordinary shares beneficially owned by Mr. Yu Chuan Yih, Mr. Peter Au, Ms. Ka Man Au, Mr. Hon Tak Ringo Ng, Mr. Yuin Chiek Lye, Ms. Vicky Chan, Mr. Zhicheng Shi, Primeon Inc., Hillside Financial and Shilin Investments, all of which ordinary shares have been cancelled without the right to receive any consideration thereon from the Company.

Shareholders of record as of the effective time of the Merger who are entitled to the Merger Consideration will soon receive a letter of transmittal and instructions from Computershare, the Company’s paying agent, on how to surrender their share certificates in exchange for the Merger Consideration. Shareholders of record should wait to receive the letter of transmittal before surrendering their share certificates.

The Company also announced today that it has requested that trading of its ordinary shares on the Nasdaq Global Market (“Nasdaq”) be suspended. The Company requested Nasdaq to file a Form 25 with the Securities and Exchange Commission (the “SEC”) to delist the Company’s ordinary shares and deregister the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, were suspended by filing a Form 15 with the SEC and will terminate once the deregistration becomes effective.

Houlihan Lokey (China) Limited is serving as financial advisor to the special committee of the board of directors of the Company (the “Special Committee”). Akin Gump Strauss Hauer & Feld LLP is serving as United States legal advisor to the Special Committee and Maples and Calder is serving as British Virgin Islands legal advisor to the Special Committee. Andrew N. Bernstein, P.C. and Han Kun Law Offices are serving as United States and PRC legal advisors to the Company, respectively.

Fried, Frank, Harris, Shriver & Jacobson LLP is serving as United States legal advisor to the buyer group. Conyers Dill & Pearman and King & Wood Mallesons are serving as British Virgin Islands and PRC legal advisors to the buyer group, respectively. Sidley Austin LLP is serving as United States legal advisor to Mr. Yu Chuan Yih, Chairman of the Company’s Board of Directors, President and Chief Executive Officer.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the SEC. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International Inc.

Ringo Ng

Chief Financial Officer

E: ir@ljintl.com

Fleishman-Hillard Inc.

E: ir@ljintl.com

T: 852 2530 0228